

November 10, 2022

Karl Kan Zhang
Chairman of the Board and Chief Technology Officer
CooTek(Cayman)Inc.
9-11F, T2, No.16 Lane 399 Xinlong Road, Minhang District
Shanghai, 201101
People's Republic of China

> **Re: CooTek(Cayman)Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38665**

Dear Karl Kan Zhang:

We have reviewed your October 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Financial Information Related to the VIE's, page 8

1. We note your response to our prior comment 5. The line item "Equity in (loss) income from subsidiaries and share of loss from VIEs" in your proposed revised disclosures appears to imply an equity relationship exists between the WFOE and the VIEs. Please revise to present the share of (loss)/income from VIEs in a separate line item from the equity in (loss) income from subsidiaries. Also, we note that the amounts included in this line item for each column, as adjusted for the amounts in the eliminations column, do not foot across to the consolidated total in your current proposed disclosures in Appendix I. Please ensure this is corrected when you revise the consolidating income statement to address this comment.

<u>Item 15. Controls and Procedures, page 150</u>

2.   Please amend the filing to disclose management's assessment of your internal control over financial reporting (ICFR) as effective as noted in response to comment 12 in your letter dated September 2, 2022. Also, ensure you incorporate all proposed changes provided in each of your previous response letters, including the comments herein, in your amended Form 20-F when filed.

   You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Haiping Li